Exhibit 99.1
ERMENEGILDO ZEGNA GROUP ANNOUNCES PUBLICATION OF THE CONVOCATION NOTICE FOR ITS 2025 ANNUAL GENERAL MEETING
May 21, 2025 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced the publication of the convocation notice for its Annual General Meeting (“AGM”), which will be held on Thursday, June 26, 2025 at 2:00 p.m. CET at the Steigenberger Airport Hotel Amsterdam, Stationsplein ZW 951, 1117 CE Schiphol-Oost, the Netherlands.
The convocation notice, explanatory notes, and other AGM materials, which include Ermenegildo Zegna’s 2024 statutory audited financial statements, are available under the relevant section of Ermenegildo Zegna Group’s corporate website at https://www.zegnagroup.com/en/corporate-governance/general-meetings/. Shareholders may request a physical copy of the Company’s 2024 statutory audited financial statements, free of charge, through the contacts below.
In addition, as communicated on March 27, 2025, the Company’s Board of Directors intends to recommend shareholders a distribution from retained earnings with respect to the financial year 2024 of €0.12 per ordinary share, resulting in a total distribution of approximately €30 million1.
The distribution will be paid in US dollars based on an exchange rate that will be published on the Group’s website (https://www.zegnagroup.com/en/corporategovernance/general-meetings/) the day following the AGM. The distribution will be subject to approval by shareholders at the AGM. If the shareholders approve the proposed dividend distribution, the ex-date and the record dates will be July 7, 2025, and the payment date July 29, 2025. Key dividend information and important notice on dividend taxation will be made available on June 30, 2025 under the Stock Info section of Group’s corporate website at https://ir.zegnagroup.com.
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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,100 employees and recorded revenues of €1.95 billion in 2024.
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Contacts
Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
ir@zegna.com / corporatepress@zegna.com
1 Based on 252,579,879 issued and outstanding Ordinary Shares at March 14, 2025.
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